# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mistras Group, Inc., CIK 0001436126
CUSIP: 60649T107
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, New Jersey (NJ), 08550
Date of event which requires filing of this statement: 07/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002082695

## Reporting persons
- Kristy Kyriakopoulos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,669,553; shared voting power 0; sole dispositive power 1,669,553; shared dispositive power 0; aggregate amount beneficially owned 1,669,553 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Mistras Group, Inc.
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, NJ, 08550

## Item 2. Person Filing
Name of person filing: Kristy Kyriakopoulos
Address of principal business office or, if none, residence: c/o Stephanie Foglia, Mistras Group, 195 Clarksville Road, Princeton Junction, New Jersey 08550
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,669,553.00
Percent of class:
5.3%*

*This percentage calculation is based on 31,538,050 outstanding shares as of August 6, 2025.
Sole power to vote or to direct the vote: 1,669,553.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,669,553.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EX-24.1 Power of Attorney

## Signatures
- Kristy Kyriakopoulos: Kristy Kyriakopoulos, Michael C. Keefe as attorney-in-fact for Kristy Kyriakopoulos (09/11/2025)